EUROCONSULT CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS		
Cash	$	39,275
Prepaid expenses		5,040
	$	44,315
LIABILITIES AND MEMBER'S EQUITY		
Liabilities, accounts payable and accrued expenses	$	4,328
Member's equity		39,987
	$	44,315

See accompanying notes to financial statements.